



04013438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AH 9-28-2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 37375

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___07/01/03___ AND ENDING___06/30/04___

$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanson-Imperatore Securities Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

15 Maple Avenue
$\qquad$
(No. and Street)

RECEIVED
SEP 2 2 2004
208

Morristown $\qquad$ NJ $\qquad$ 07960
(City) $\qquad$ (State) $\qquad$ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Hanson-Imperatore $\qquad$ 973-292-9595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

75 Essex Street, Suite 200	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 30 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Deborah Hanson-Imperatore__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hanson-Imperatore Securities, Inc.__ , as of __June 30__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

         Deborah Imperatore
                   Signature

                __President__
                    Title

Bonnie E Smith
    Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSON-IMPERATORE SECURITIES, INC.

Financial Statements
Year Ended June 30, 2004

HANSON-IMPERATORE SECURITIES, INC.

Table of Contents


Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Shareholder Of

Hanson - Imperatore Securities, Inc.
Morristown, New Jersey

We have audited the accompanying statement of financial condition of Hanson - Imperatore Securities, Inc. as of June 30, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson - Imperatore Securities, Inc. at June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hackensack, New Jersey
August 17, 2004

Tobin & Collins, CPA PA

- 1 -

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601   201.487.7744   FAX: 201.487.8848   E-MAIL: tc@tccpa.net   www.tccpa.net

HANSON-IMPERATORE SECURITIES, INC.

Statement of Financial Condition
June 30, 2004

ASSETS

Current Assets:	
Cash and cash equivalents	$ 142,822
Marketable securities, at fair value	1,890
Total current assets	144,712
Total Assets	$ 144,712

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 5,050
Corporate income taxes payable	1,087
Total current liabilities	6,137
Stockholder's Equity:	
Common stock, no par, stated value $100; 1,000 shares authorized; 250 shares issued and outstanding	25,000
Additional paid-in capital	8,000
Retained earnings	106,985
Accumulated other comprehensive loss	(1,410)
Total stockholder's equity	138,575
Total Liabilities and Stockholder's Equity	$ 144,712

See notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Income
Year Ended June 30, 2004

Revenues:		
Fee income	$	85,000
Interest income		969
Other income		163
		86,132
Expenses:		
Professional fees		19,600
Commissions		50,000
Office		2,178
Interest expense		32
		71,810
Income Before Provision For Corporate Income Taxes		14,322
Provision For Corporate Income Taxes		3,195
Net Income		11,127
Other Comprehensive Loss, Net of Tax:		
Unrealized Loss on Marketable Securities		(525)
Comprehensive Income	$	10,602

See notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2004

| | Common Stock | | | Additional Paid-in Capital | | Retained Earnings | | Accumulated Other Comprehensive Loss | |
	Number Of Shares	Amount							
Beginning of Year	250	$	25,000	$	8,000	$	95,858	$	(885)
Comprehensive Loss			0		0		0		(525)
Net Income	0		0		0		11,127		0
End of Year	250	$	25,000	$	8,000	$	106,985	$	(1,410)

See notes to financial statements.

- 4 -

Statement of Cash Flows
Year Ended June 30, 2004

Cash Flows From Operating Activities
    Net income $ 11,127

    Adjustments to reconcile net income to net cash provided by
    operating activities:
      Increase (decrease) in operating liabilities -
        Accounts payable   900
        Corporate income taxes payable   664
          Net Cash Provided by Operating Activities   12,691

Net Increase in Cash and Cash Equivalents   12,691

Cash and Cash Equivalents - Beginning of Year   130,131

Cash and Cash Equivalents - End of Year $ 142,822

Supplemental Cash Flow Disclosures:

Cash paid during the year for:
    Income taxes $ 3,472

See notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Notes To Financial Statements
June 30, 2004

1. General

   Hanson-Imperatore Securities, Inc. (the "Company") was incorporated on December 23, 1986 in the State of New Jersey. The Company's principle business is to broker direct participation programs to the public.

2. Summary of Significant Accounting Policies

   Cash Equivalents –

   Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Cash in excess of that required for operating activities is invested in a money market fund.

   Securities Available for Sale –

   Available for sale securities consist of certain equity securities not classified as trading securities nor as securities to be held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

   Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

   Concentration of Credit Risk –

   Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places temporary cash investments with well regarded financial institutions, thereby limiting the amount of credit risk.

   Use of Estimates –

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

3. Related Party Transactions

For the year ended June 30, 2004, the Company provided management services to affiliates related through common ownership and recognized income in the amount of $85,000.

The Company shares office space with an affiliate related through common ownership on a rent-free basis.

4. Accumulated Other Comprehensive Income

The balance of accumulated other comprehensive income at June 30, 2004 was as follows:

	Unrealized Loss on Securities
Beginning balance	$ (885)
Current period change	(525)
Ending balance	$ (885)

HANSON-IMPERATORE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
June 30, 2004

Net Capital:		
Total stockholder's equity	$	138,575
Haircut on Securities - Stocks		284
Net capital	$	138,859
Aggregate Indebtedness –		
Accounts payable	$	5,050
Corporate income taxes payable		1,087
Total Aggregate Indebtedness	$	6,137
Computation of Basic Net Capital Requirements:		
Minimum net capital required (see Note A below)	$	5,000
Excess Net Capital	$	133,859
Ratio: Aggregate Indebtedness to Net Capital		.04 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2004):		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	136,550
Allowable assets erroneously reported as nonallowable		1,890
Audit adjustments to income taxes		135
Haircut not reported on focus report		284
Net Capital per above	$	138,859

<u>Note A:</u>

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3-1 (a) (2) (vi) and, as such, has a minimum net worth requirement of $5,000.

HANSON-IMPERATORE SECURITIES, INC.

Computation For Determination of Reserve Requirements Under Rule 15c3-3
Of The Securities and Exchange Commission
June 30, 2004

<u>Note</u>:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3 (k) (2) (i) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.



Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

To The Shareholder Of

Hanson - Imperatore Securities, Inc.
Morristown, New Jersey

In planning and performing our audit of the financial statements of Hanson - Imperatore Securities, Inc. for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

- 10 -


Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, CPA PA

Hackensack, New Jersey
August 17, 2004

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601   201.487.7744   FAX: 201.487.8848   E-MAIL: tc@tccpa.net   www.tccpa.net